Exhibit 99

NEWS RELEASE

SHAW DECLARES MONTHLY DIVIDENDS

Calgary, Alberta (October 25, 2019) – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has declared monthly dividends of $0.09875 on the Class B Non-Voting Participating Shares and $0.098542 on the Class A Participating Shares, payable on each of December 30, 2019, January 30, 2020 and February 27, 2020 to holders of record at the close of business on December 13, 2019, January 15, 2020 and February 14, 2020, respectively.

The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Shaw’s Board of Directors reviews the applicable dividend rates on a quarterly basis. Shareholders will not be entitled to receive a particular dividend unless they are holders of record on the applicable record date. There is no entitlement to any dividend prior to such date.

About Shaw Communications Inc.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca